Exhibit 99.1

MY to Announce Fourth Quarter and Full Year 2012 Financial Results on Thursday, April 18, 2013

Earnings Conference Call and Webcast to be Held on April 18, 2013

at 8:00 am (Eastern)/5:00 am (Pacific)/8:00 pm (China)

Zhongshan, China, April 3, 2013 - China Ming Yang Wind Power Group Limited (NYSE: MY; “Ming Yang” or the “Company”), a leading wind turbine manufacturer in China, today announced that it expects to report its unaudited financial results for the fourth quarter and the full year ended December 31, 2012 before the market opens in the United States on Thursday, April 18, 2013. The results announcement is later this year as the Company requires more time to consolidate the financial statements of Global Wind Power Limited, a subsidiary of Ming Yang in India, a majority stake in which was acquired in November 2012 in connection with its strategic partnership with Reliance Group companies. The earnings press release will be available on the Investor Relations page of its website at http://ir.mywind.com.cn

Following the earnings release announcement, Ming Yang’s senior management will host a conference call on Thursday, April 18, 2013 at 8:00 am (Eastern)/ 5:00 am (Pacific)/ 8:00 pm (China) to discuss its quarterly and full year results and recent business activities.

To access the conference call, please dial:

United States:	+1-866-519-4004

International (toll):	+65-6723-9381

China, Domestic:	400-620-8038 / 800-819-0121

Hong Kong:	800-930-346

Please ask to be connected to 4Q & FY2012 China Ming Yang Wind Power Group Limited Earnings Conference Call and provide the following passcode: Ming Yang.

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-855-452-5696

International:	+61-2-8199-0299

China:	400-120-0932 / 800-870-0205

Hong Kong:	800-963-117

Passcode:	2072-4515

The replay will be archived for seven days following the earnings announcement until April 25, 2013.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

Phone: 86-760-28138898

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

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